

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

July 7, 2009

Mr. John Adair
Chief Executive Officer
Energy Holdings International, Inc.
2101 N.W. Boca Raton Blvd., Suite 1
Boca Raton, FL 33431

> **RE:** **Form 10-KSB for the year ended June 30, 2008**
> **Form 10-Q for the period ended March 31, 2009**
> **File No. 0-52631**

Dear Mr. Adair:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

You may contact the undersigned at (202) 551-3769 if you have questions regarding comments in this letter.

Sincerely,

Rufus Decker
Accounting Branch Chief